Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

             Dynasil Announces Fiscal Year 2007 Results

WEST BERLIN, N.J. - December 19, 2007 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced the results of operations for its fiscal year ended September 30, 2007. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems. We fabricate optical blanks from synthetic fused silica and other optical materials for the laser, semi-conductor, aerospace and optical instrument industries. Through our subsidiary, Optometrics Corporation, we are a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical sub-systems. On October 2, 2006, we acquired 100% of the stock of Evaporated Metal Films Corporation ("EMF") of Ithaca, NY. EMF provides optical thin-film coatings for a broad range of application markets including display systems, optical instruments, satellite communications and lighting. This is the first fiscal year that includes EMF's results.

Revenues for the year ended September 30, 2007 were $10.8 million, an increase of 55.6% over revenues of $6.9 million for the year ended September 30, 2006. The net profit for the year ended September 30, 2007 was $542,010, or $.08 per share, compared with a net profit of $460,156, or $.10 per share, for the year ended September 30, 2006.
Excluding the impact of the EMF acquisition and $11,366 of stock option expense, fiscal year 2007 revenues for our historical businesses were up 15% and net income was up 100% from $460,000 to $922,000, compared to the fiscal year ended September 30, 2006. Strong revenue growth combined with continued process improvements drove those substantial gains. The EMF acquisition significantly increased our optical coating capabilities and added 37% to fiscal year 2007 revenues. We improved operating efficiency at EMF to deliver a profitable fourth quarter after losses during the first three quarters since the acquisition.
Revenues for the 3 months ended September 30, 2007 were $2.7 million, an increase of 41.3% over revenues of $1.9 million for the 3 months ended September 30, 2006. The net profit for the 3 months ended September 30, 2007 was $308,779, or $0.05 per share, compared with a net profit of $213,260, or $0.05 per share, for the 3 months ended September 30, 2006. EMF had a profitable quarter with improved manufacturing efficiencies as we continue to develop the disciplined processes required for EMF to consistently execute with excellent quality, service, and cost performance.
"We are pleased with our fiscal year 2007 results. They demonstrate our commitment to delivering shareholder value through organic growth of our business units as well as growing through acquisitions", said Craig T. Dunham, President and CEO.

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems.
This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets





                                      September     September
                                         30            30
                                         2007          2006
                                      ---------     ---------

              ASSETS

Current assets
   Cash and cash equivalents           $496,948      $352,139
   Accounts receivable, net           1,284,844     1,086,394
   Inventories                        1,832,720     1,131,648
   Deferred tax asset                   216,100        61,500
   Other current assets                 130,548       128,957
                                      ---------     ---------
      Total current assets            3,961,160     2,760,638

Property, plant and equipment, net    2,436,517       626,790

Other assets                             88,698        78,812
                                      ---------     ---------
      Total Assets                   $6,486,375    $3,466,240
                                      =========     =========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank               $311,870      $190,000
    Current portion of long-term         99,237        72,482
      debt
    Accounts payable                    684,208       390,110
    Accrued expenses and other          587,872       368,977
      current liabilities
                                      ---------     ---------
      Total current liabilities       1,683,187     1,021,569

Long-term debt, net                   1,626,980       593,889

Stockholders' Equity                  3,176,208     1,850,782
                                      ---------     ---------
Total Liabilities and                $6,486,375    $3,466,240
Stockholders' Equity                  =========     =========


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

                                   (Unaudited)
                                 Three Months Ended      Twelve Months Ended
                                    September 30              September 30
                                     2007      2006         2007       2006

Sales                         $2,670,619 $1,889,226  $10,794,650 $6,936,631

Cost of Sales                  1,712,985  1,193,602    7,498,691  4,500,791
                               ---------  ---------   ----------  ---------
Gross Profit                     957,634    695,624    3,295,959  2,435,840

Selling, general and             748,636    496,825    2,708,886  1,911,283
administrative
                               ---------  ---------   ----------  ---------
Income from Operations           208,998    198,799      587,073    524,557

Interest expense - net            39,308      3,494      153,523     64,376
                               ---------  ---------   ----------  ---------

Income before Income Taxes       169,690    195,305      433,550    460,181

Income Tax expense (benefit)    (139,089)   (17,955)    (108,460)        25
                               ---------  ---------   ----------  ---------

Net Income                      $308,779   $213,260     $542,010   $460,156
                                ========   ========     ========   ========
Net Income (Loss) per share
   Basic                         $0.05     $0.05      $0.08     $0.10
   Diluted                       $0.04     $0.03      $0.07     $0.07